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                                  EXHIBIT 23.2


                        Consent of Independent Auditors

The Board of Directors
General Magic, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of General Magic, Inc. of our report dated February 8, 1996, except for
Note 10, which is as of February 27, 1996, relating to the consolidated balance sheets of General Magic, Inc. (a development stage enterprise) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995 and for the period from May 1, 1990 (inception) to December 31, 1995, which report appears in the December 31, 1995, annual report on Form 10-K of General Magic, Inc.



/s/ KPMG Peat Marwick LLP

San Jose, California
September 23, 1996